UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2017.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART PUERTO RICO 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart Puerto Rico 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2017 and 2016, and for the year ended January 31, 2017

Report of Independent Registered Public Accounting Firm

Senior Vice President, Global Total Rewards & Performance, Wal-Mart Stores, Inc. and
Administrator of the Walmart Puerto Rico 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Walmart Puerto Rico 401(k) Plan as of January 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended January 31, 2017. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Walmart Puerto Rico 401(k) Plan at January 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended January 31, 2017, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Walmart Puerto Rico 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Rogers, Arkansas
July 14, 2017

Walmart Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
(Amounts in thousands)	2017	2016
Assets
Investments (at fair value)	$121,398	$116,667
Cash and cash equivalents	99	61
Notes receivable from participants	16,825	—
Total assets	138,322	116,728

Liabilities
Accrued expenses	99	92
Total liabilities	99	92
Net assets available for benefits	$138,223	$116,636
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(Amounts in thousands)	Year Ended
January 31, 2017
Additions
Company contributions	$6,036
Associate contributions	6,481
Interest and dividend income	646
Interest income on notes receivable from participants	611
Other, net	4
Net appreciation in fair value of investments	14,465
Total additions	28,243
Deductions
Benefit payments	(6,087)
Administrative expenses	(319)
Fees on notes receivable from participants	(250)
Total deductions	(6,656)
Net increase	21,587
Net assets available for benefits at beginning of year	116,636
Net assets available for benefits at end of year	$138,223
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Notes to Financial Statements
January 31, 2017
1. Description of the Plan
The following description of the Walmart Puerto Rico 401(k) Plan (the "Plan") provides general information regarding the Plan as in effect on January 31, 2017. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. ("Walmart" or "the Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan ("Profit Sharing") applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated to add new matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart Puerto Rico 401(k) Plan. The Plan has a January 31 fiscal year end ("Plan Year").
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan Year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation and the investment policy (except for day-to-day investment management and control of assets) is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title, with ratification of a majority of sitting committee members. The administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
Banco Popular de Puerto Rico is the Plan's trustee and The Northern Trust Company ("Northern Trust Company" or the "Custodian") is the custodian. The trustee remits all contributions received from the Company to Northern Trust Company who invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Northern Trust Company has appointed Bank of America, N.A., a subsidiary of Bank of America Corporation, as the sub-custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions).
Wal-Mart Puerto Rico, Inc. ("Walmart Puerto Rico"), a wholly owned subsidiary of Wal-Mart Stores, Inc., makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to six percent of each participant's eligible wages for the Plan Year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the primary type of Walmart Puerto Rico contributions to the Plan; however, Walmart Puerto Rico may elect to make additional types of contributions to the Plan. No such additional types of contributions were made for the Plan Year ended January 31, 2017, other than a Qualified Non-Elective contribution to assist the Plan in satisfying nondiscrimination testing. All contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code of 2011 ("Puerto Rico Code").

Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used to pay some Plan expenses or to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Wal-Mart Stores, Inc. equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Wal-Mart Stores, Inc. equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Wal-Mart Stores, Inc. equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Wal-Mart Stores, Inc. equity securities as of the date distributions are processed. To the extent the participant's Profit Sharing contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Commonwealth of Puerto Rico's Department of Treasury, and loans. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Notes Receivable from Participants
Effective February 1, 2016, participants may borrow from their fund accounts a minimum of $1,000 up to generally a maximum of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus one percent. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Puerto Rico Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Investment Options
A participant may direct the Custodian to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2017, include a variety of equity securities, mutual funds, short term investments and common/collective trusts. Participants may change their selections at any time.
A participant may direct the Custodian to invest any portion of his or her Profit Sharing contributions in available investment options including Wal-Mart Stores, Inc. equity securities or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Custodian as determined by the Benefits Investment Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting. Wal-Mart Stores, Inc. equity securities, other equity securities, mutual funds, and short term investments are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan Year. Investments in common/collective trust funds are stated at net asset value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year. Benefit payments are recorded when paid. Participant contributions are accrued for payperiods ended prior to the Plan's year-end. Company Contributions are recorded when paid to the Plan. Walmart Puerto Rico contributions to the Plan related to the Plan Year ended January 31, 2017, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Principal and interest from the repayment of loans are allocated to participants'
investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when earned. No allowances for credit losses have been recorded as of January 31, 2017.

3. Investments
The Custodian holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
At January 31, 2017 and 2016, participants may allocate their investments among 19 investment funds, (consisting of a variety of underlying equity securities, mutual funds, short term investments and common/collective trusts) and may change their investment elections daily.

4. Fair Value Measurements
The Plan records and discloses certain financial and non-financial assets and liabilities at their fair values. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable. There were no Level 2 investments in the Plan as of January 31, 2017 or 2016; and

•
Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2017 or 2016.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2017
(Amounts in thousands)	Level 1	Total
Wal-Mart Stores, Inc. Equity Securities (a)	$12,389	$12,389
Other Equity Securities (a)	6,812	6,812
Mutual Funds (a)	7,470	7,470
Total Investments at Fair Value	26,671	26,671
Common/Collective Trusts measured at Net Asset Value (b)(c)		94,727
Total investments	$26,671	$121,398

(a)	Fair value is based on quoted price in active market.

(b)	Net Asset Value provided by the issuer.

(c)
Includes investments in US Equities (Large Cap), US Equities (Small Mid Cap), International Equities, Bond Funds, Short Term Bond Funds, Short Term Investment Funds, Global Listed Infrastructures, Commodities, and Global Real Estate Investments Trusts.

	Fair Value Measurements as of January 31, 2016
(Amounts in thousands)	Level 1	Total
Wal-Mart Stores, Inc. Equity Securities (a)	$12,591	$12,591
Other Equity Securities (a)	3,177	3,177
Mutual Funds (a)	7,137	7,137
Short term investment (a)	51	51
Total Investments at Fair Value	22,956	22,956
Common/Collective Trusts measured at Net Asset Value (b)(c)		93,711
Total investments	$22,956	$116,667

(a)	Fair value is based on quoted price in active market.

(b)	Net Asset Value provided by the issuer.

(c)
Includes investments in US Equities (Large Cap), US Equities (Small Mid Cap), International Equities, Bond Funds, Short Term Bond Funds, Short Term Investment Funds, Global Listed Infrastructures, Commodities, and Global Real Estate Investments Trusts.

5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(Amounts in thousands)	January 31,
	2017	2016
Net assets available for benefits per the financial statements	$138,223	$116,636
Less: Amounts allocated to withdrawn participants	(52)	(27)
Net assets available for benefits per the Form 5500	$138,171	$116,609
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended January 31, 2017:

(Amounts in thousands)
Net increase per the financial statements	$21,587
Less: Amounts allocated to withdrawn participants at January 31, 2017	(52)
Add: Amounts allocated to withdrawn participants at January 31, 2016	27
Net increase plus transfers of assets to this plan per the Form 5500	$21,562
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
6. Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury ("Treasury") dated June 29, 2016, stating that the Plan is qualified under Sections 1165(a) of the Puerto Rico Internal Revenue Code of 1994 and Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, and regulations thereunder, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification and tax-exempt status of the related trust. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and continues to be qualified and, accordingly, that the related trust continues to be tax exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (IRS) and Treasury. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan remains subject to income tax examinations for fiscal 2014 and subsequent fiscal years.
7. Related Party and Party-In-Interest Transactions
At January 31, 2017 and 2016, the Plan held $7.4 million and $4.2 million of common/collective trust funds managed by the Custodian. At January 31, 2017, the Plan also held $169 thousand in mutual funds of the Custodian. No mutual funds of the Custodian were held at January 31, 2016.
At January 31, 2017 and 2016, the Plan held 185,635 and 189,743 shares of common stock of the Company, with a fair value of approximately $12.4 million and $12.6 million, respectively. For the year ended January 31, 2017, the Plan recorded dividend income on the common stock of the Company of approximately $373 thousand.
The Plan also holds common/collective trust funds managed by other companies that provide investment management services to the Plan.
These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule
Walmart Puerto Rico 401(k) Plan
EIN #71-0415188, Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2017

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
WAL-MART STORES, INC EQUITY SECURITIES
WAL-MART STORES INC COM*	185,635	$12,389
TOTAL WAL-MART STORES, INC EQUITY		12,389
OTHER EQUITY SECURITIES
ARIAD PHARMACEUTICALS CASH MERGER 02-16-2017	646	15
SURGICAL CARE CASH AND STOCK MERGER UNITEDHEALTH 2883755 03-27-2017	183	10
2U INC COM	543	18
ADR WNS HLDGS LTD SPONSORED ADR	2,520	72
ALBEMARLE CORP COM	763	71
ALEXANDRIA REAL ESTATE EQUITIES INC COM	616	68
ALLIANT ENERGY CORP COM	1,994	75
ALLISON TRANSMISSION HOLDING	991	35
AMC ENTMT HLDGS INC CL A COM	1,016	34
AMC NETWORKS INC CL A	583	33
AMDOCS ORD GBP0.01	1,362	80
AMTRUST FINL SVCS INC COM	1,569	41
ATLAS AIR WORLDWIDE HLDGS INC COM NEW STK	385	20
AVNET INC COM	1,450	67
BARNES GROUP INC COM	782	38
BEACON ROOFING SUPPLY INC COM	781	34
BLACK KNIGHT FINL SVCS INC CL A	701	26
BLACKHAWK NETWORK HLDGS INC COMMON STOCK	1,722	61
BOFI HLDG INC COM STK	1,078	32
BOOZ ALLEN HAMILTON HLDG CORP CL A COM STK	2,380	80
BRANDYWINE RLTY TR SH BEN INT NEW REIT	4,115	66
BROADRIDGE FINL SOLUTIONS INC COM STK	1,097	73
BROADSOFT INC COM	739	31
CABLE ONE INC COM	125	79
CAESARSTONE LTD	544	17
CALLIDUS SOFTWARE INC COM STK	2,863	53
CARDTRONICS PLC CARDTRONICS PLC	738	40
CARLISLE COMPANIES INC COM	266	29
CHEMICAL FINL CORP COM	1,676	83
CHURCHILL DOWNS INC COM	306	44
CIRCOR INTL INC COM	482	30
CLUBCORP HLDGS INC COM	5,341	88
COHERENT INC COM	223	35
COLUMBIA SPORTSWEAR CO COM	600	33
COOPER COS INC COM NEW	389	72
COSTAR GROUP INC COM	167	34

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
CURTISS WRIGHT CORP COM	525	51
DAVE & BUSTERS ENTMT INC COM	422	23
DIAMONDBACK ENERGY INC COM	665	70
DIGITALGLOBE INC COM NEW	1,353	38
DYCOM INDS INC COM	705	57
EAGLE MATLS INC COM	550	58
EDGEWELL PERS CARE CO COM	453	36
ELECTRONICS FOR IMAGING INC COM	518	23
ENDOLOGIX INC COM	5,825	40
ENERGIZER HLDGS INC NEW COM	1,487	75
EQUIFAX INC COM	424	50
EXACT SCIENCES CORP COM	3,381	64
FINANCIAL ENGINES INC COM	745	29
FLIR SYS INC COM	1,946	69
FLOWERS FOODS INC COM	1,650	33
GARTNER INC COM	330	33
GIGAMON INC COM	280	9
GODADDY INC CL A	1,038	37
GOGO INC COM	4,037	37
GREAT WESTN BANCORP INC COM	1,700	73
GREEN DOT CORP COM STK	338	9
HANESBRANDS INC COM STK	1,317	31
HELEN TROY LTD COM STK	641	60
HEXCEL CORP NEW COM	593	30
HIGHWOODS PPTYS INC COM	950	49
HOME BANCSHARES INC COM	2,578	69
HUBBELL INC COM	440	54
HUDSON PACIFIC PROPERTIES INC COM	1,000	35
HUNTINGTON INGALLS INDS INC COM	356	69
ICU MED INC COM	481	66
IDACORP INC COM	865	69
IMPERVA INC	469	20
INFINERA CORP COM STK	3,878	35
INSTALLED BLDG PRODS INC COM	601	25
INTERFACE INC COM	2,830	52
INTERXION HOLDING NV COM EUR0.10	2,188	84
J & J SNACK FOODS CORP COM STK NPV	395	50
J2 GLOBAL INC COM	1,031	86
KAPSTONE PAPER & PACKAGING CORP KAPSTONEPAPER AND PACKAGING CORP COMMON STOCK	2,663	64
KATE SPADE & COMPANY COM	1,195	22
KORN / FERRY INTL COM NEW	1,636	48
LENDINGTREE INC NEW COM USD0.01	351	39
LIGAND PHARMACEUTICALS INCORPORATED CL B COMMON STOCK	296	31
LIVE NATION ENTERTAINMENT INC	1,084	31
LKQ CORP COM LKQ CORP	1,485	47
LOGMEIN INC COM	752	81

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
MASONITE INTL CORP NEW COM	549	37
MAXIMUS INC COM	836	46
MAXLINEAR INC COMMON STOCK	4,547	116
MEDICINES COMPANY COM	1,484	53
MERIT MED SYS INC COM	237	6
MILLER HERMAN INC COM	1,122	35
NATIONAL CINEMEDIA INC COM	443	6
NATIONAL GEN HLDGS CORP COM	1,197	29
NORTHWESTERN CORP COM NEW	1,144	65
NOVADAQ TECHNOLOGIES INC COM	5,787	39
NUVASIVE INC COM	536	38
ON ASSIGNMENT INC COM	1,059	48
ON DECK CAP INC COM	4,283	22
ORBITAL ATK INC COM	346	30
OSI SYS INC COM	679	51
OWENS CORNING NEW COM STK	485	27
PACIRA PHARMACEUTICALS INC COM	1,207	46
PARSLEY ENERGY INC CL A	2,567	91
PARTY CITY HOLDCO INC COM	1,496	22
PATTERSON COS INC COM	1,623	68
PENN NATL GAMING INC COM	2,750	38
PERKINELMER INC COM	1,367	73
PLANET FITNESS INC CL A	1,722	36
POLYONE CORP COM	1,088	37
POWER SOLUTIONS INTL INC COM NEW COM	1,187	9
PPDC ENERGY INC COM	500	37
PREMIER INC CL A	1,600	51
PS BUSINESS PKS INC CALIF COM	586	66
PVH CORP COM	279	26
QUOTIENT TECHNOLOGY INC COM	3,341	36
RAYMOND JAMES FNCL INC COM STK	634	48
RSP PERMIAN INC COM	1,500	64
SAIA INC COM STK	237	11
SAREPTA THERAPEUTICS INC COM	1,026	32
SENSIENT TECHNOLOGIES CORP COM	670	51
SHUTTERFLY INC COM	584	30
SIGNATURE BK NY N Y COM	423	67
SIGNET JEWELERS LTD ORD USD0.18	229	18
SKYWORKS SOLUTIONS INC COM	719	66
SM ENERGY CO COM	937	29
SMITH A O CORP COM	988	48
STAG INDL INC COM	2,062	48
STERIS PLC NEW STERIS LTD COMSTK	500	36
SWIFT TRANSN CO CL A COM STK	1,109	25
SYNCHRONOSS TECHNOLOGIES INC COM STK	3,636	140
TELEFLEX INC COM	471	79
TELIGENT INC NEW COM	5,942	42

(Amounts in thousands, except share information)
Security Name	Shares held at January 31, 2017	Investments at Fair Value
TENNECO INC	585	39
TOLL BROS INC COM	800	25
TRIMBLE INC COM TRIMBLE INC	1,256	37
VAIL RESORTS INC COM	311	53
VANTIV INC COM	570	35
VASCO DATA SEC INTL INC COM	2,894	44
WAGEWORKS INC COM	615	44
WEBSTER FNCL CORP WATERBURY CONN COM	577	30
WESTERN ALLIANCE BANCORPORATION COM	1,890	93
WEX INC COM	288	33
WINTRUST FINL CORP COM	1,200	86
WOODWARD INC COM	500	35
WRIGHT MEDICAL GROUP NV EUR0.03	1,974	50
XL GROUP LTD XL GROUP LTD COM NPV	1,900	72
XPO LOGISTICS INC COM	779	35
ZAYO GROUP HLDGS INC COM	855	27
ZIONS BANCORP COM	1,853	78
TOTAL OTHER EQUITY SECURITIES		6,812
MUTUAL FUNDS
AMERICAN EUROPACIFIC GRTH-R6		3,217
NTHN INSTL FDS GOVT SELECT PORTFOL*		169
PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL 722005626		4,084
TOTAL MUTUAL FUNDS		7,470
COMMON/COLLECTIVE TRUSTS
AEW GLOBAL PROPERTIES TRUST FUND DC FUND CLASS A		2,220
AQR EMERGING EQUITIES FUND CLASS B		1,091
BLACKROCK GOVERNMENT MONEY MARKET		678
BLACKROCK MSCI ACWI EX US IMI INDEX NL UND CL F		10,907
BLACKROCK RUSSELL 1000 DEFENSIVE INDEX NL FUND F		628
BLACKROCK RUSSELL 1000 INDEX NL F FUND		38,326
BLACKROCK RUSSELL 2000 INDEX NL		243
BLACKROCK RUSSELL 2500 INDEX NL FUND F		773
BLACKROCK US DEBT INDEX NON LENDABLEFUND F		2,463
BLACKROCK US TIPS NL F (667825)		480
COHEN & STEERS GLOBAL LISTED INFRASTRUCTURE FUND		470
CORECOMMODITY MANAGEMENT DIVERSIFIED I CIT FUND		1,355
FIERA ASSET MANAGEMENT USA INTERNATIONAL EQUITY COLLECTIVE TRUST CLASS 1		3,238
FIRST STE INV GL LISTED INF FD TIER IV 66585Y604*		940
GOLDMAN SACHS COLLECTIVE TRUST CORE PLUS FIXED INCOME FUND S SERIES 2470*		2,254
GRESHAM DJF COLLECTIVE INVESTMENT FUND		910
HARDING LOEVNER EMERGING MARKETS COLLECTIVE FUND FD 315		1,085

(Amounts in thousands, except share information)
Security Name		Shares held at January 31, 2017	Investments at Fair Value
INVESCO GLOBAL REAL ESTATE SECURITIES TRUST GRE			3,349
JPMCB SHORT DURATION BOND FUND			2,509
LOOMIS SAYLES CORE DISCIPLINED ALPHA TRUST CLASS B ID 30526			2,321
MONDRIAN GROUP TR WAL-MART FOCUSED INTL EQUITY FD			2,101
NORTHN TR CO SUB-ADVISED COLTV FD COLTV LSV INTL ACWI EX US 138*			4,263
NUVEEN GLOBAL INFRASTRUCTURE FUND CLASS J			950
PGI CIT GLOBAL PROPERTY			3,339
PRESIMA GLOBAL REAL ESTATE CONCENTRATED*			2,213
PRUDENTIAL CORE PLUS TRUST CL NONE PM8 - 32439			2,260
ROBECO CT BOSTON PARTNERS LARGE CAP VALUE F 77029W807			519
WADDELL & REED LARGE CAP GROWTH CIT CLASS N			536
WELLINGTON CIF II COMMODITIES 3448			2,306
TOTAL COMMON/COLLECTIVE TRUSTS			94,727
TOTAL INVESTMENTS			$121,398

CASH AND CASH EQUIVALENTS			$99

NOTES RECEIVABLE FROM PARTICIPANTS	Rate of Interest	Maturity	Fair Value
Various (4,030 notes receivable)	4.50-4.75%	1 Month - 15 Years	$16,825
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart Puerto Rico 401(k) Plan

Date: July 14, 2017	By:	/s/ Jacquelin L. Telfair
Jacquelin L. Telfair
Senior Vice President, Global Total Rewards & Performance, Wal-Mart Stores, Inc. and Administrator of the Walmart Puerto Rico 401(k) Plan
Wal-Mart Stores, Inc.